Exhibit 12.1

COMPUTATION OF HISTORICAL RATIOS OF EARNINGS TO FIXED CHARGES (1)

(in thousands, except ratio data)

CLOUD PEAK ENERGY INC.

	Nine Months Ended September 30,	Year Ended December 31,
	2016	2015	2014	2013	2012	2011
Earnings:
Income from continuing operations before income tax benefit (provision), earnings (loss) from unconsolidated affiliates and minority interest	$(4,878)	$(128,720)	$113,294	$63,066	$234,778	$199,445
Amortization of capitalized interest	4,343	11,664	10,432	6,602	4,141	1,026
Distributions of income from equity investments	1,500	—	2,250	2,000	1,023	5,250
Capitalized interest	(1,205)	(1,018)	(208)	(29,378)	(41,975)	(44,883)
Fixed charges	35,870	49,365	56,605	71,682	79,448	79,205
Adjusted income from continuing operations before income tax provision	$35,630	$(68,709)	$182,373	$113,972	$277,415	$240,043
Fixed charges:
Interest expense	$34,117	$47,561	$55,622	$41,665	$36,327	$33,866
Capitalized interest	1,205	1,018	208	29,378	41,975	44,883
Interest within rental expense	548	786	775	639	1,146	456
Total fixed charges	$35,870	$49,365	$56,605	$71,682	$79,448	$79,205
Ratio of earnings to fixed charges (2)	1.0x	—	3.2x	1.6x	3.5x	3.0x

(1)         For purposes of calculating the ratio of earnings to fixed charges, earnings were calculated by adding (i) earnings from continuing operations, (ii) interest expense, net, including the portion of rents representative of an interest factor, (iii) amortization of debt issue costs and capitalized interest, (iv) distributions from equity investments and (v) capitalized interest. Fixed charges consist of interest expense, net, amortization of debt issue costs, and the portions of rents representative of an interest factor.

(2)         Earnings for 2015 were inadequate to cover fixed charges by $118.1 million.